Exhibit 23.1
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statement of SpringBig Holdings, Inc. on Form S-8 [FILE NO. 333-267011] of our report dated March 28, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of SpringBig Holdings, Inc. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which report is included in this Annual Report on Form 10-K of SpringBig Holdings, Inc. for the year ended December 31, 2022.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2022 as a result of the adoption of ASU No. 2016-02, Leases (Topic 842).

/s/ Marcum LLP

Marcum LLP
Fort Lauderdale, Florida
March 28, 2023